UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

The Original Bark Company

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68622E104

(CUSIP Number)

Henrik Werdelin

The Original BARK Company

221 Canal Street

New York, New York 10013

(855) 501-2275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68622E104

1.	Name of Reporting Persons Prehype Ventures LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,040,385 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,040,385 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,306,739 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Henrik Werdelin, a director and executive officer of the Issuer, is the managing member of Prehype Ventures LLC and has sole voting, investment and dispositive power with respect to the shares held by Prehype Ventures LLC.

(2)

Based on 166,734,484 shares outstanding as of June 2, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2021, as filed with the Securities and Exchange Commission on June 7, 2021.

CUSIP No. 68622E104

1.	Name of Reporting Persons Henrik Werdelin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,306,739 shares of common stock(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,306,739 shares of common stock(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,306,739 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 18,674 shares are held of record by Henrik Werdelin directly, (ii) 11,040,385 shares held of record by Prehype Ventures LLC and (iii) 1,247,680 shares of Common Stock subject to stock options held by Henrik Werdelin that are exercisable within 60 days of the date of filing of this Statement. Henrik Werdelin is the managing member of Prehype Ventures LLC and has sole voting, investment and dispositive power with respect to the shares held by Prehype Ventures LLC.

(2)

Based on 167,982,167 shares outstanding, consisting of (i) 166,734,484 shares outstanding as of June 2, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2021, as filed with the Securities and Exchange Commission on June 7, 2021, plus (ii) 1,247,680 shares of Common Stock subject to stock options held by Henrik Werdelin that are exercisable within 60 days of the date of filing of this Statement.

CUSIP No. 68622E104	13D

Item 1. Security and Issuer

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of The Original BARK Company, a Delaware corporation (the “Issuer”) formerly known as “Northern Star Acquisition Corp.”. The address of the principal executive offices of the Issuer is 221 Canal Street New York, New York 10013.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is filed by Prehype Ventures LLC and Henrik Werdelin (collectively, the “Reporting Person”).

(b) The business address for the Reporting Persons is:

c/o The Original BARK Company

221 Canal Street

New York, New York 10013

(855) 501-2275

(c) The Mr. Werdelin is a member of the Issuer’s board of directors and its Chief Strategy Officer. Prehype Ventures LLC is a private investment vehicle of which Mr. Werdelin is the managing member and has sole voting, investment and dispositive power with respect to the shares held by Prehype Ventures LLC.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Werdelin is a citizen of Denmark. Prehype Ventures LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the Agreement and Plan of Reorganization by and among, the Issuer, NSAC Merger Sub Corp. and Barkbox, Inc. (“Barkbox”), dated as of December 16, 2020 (the “Merger Agreement” and such transaction, the “Merger”). The Merger closed on June 1, 2021 (the “Closing”). Effective upon the Closing, among other things, (i) each share of Barkbox’s existing common and preferred stock was cancelled and converted into 8.7425 shares of the Issuer’s Common Stock and (ii) all equity awards of Barkbox were assumed by the Issuer and converted into comparable equity awards that are settled or exercisable for shares of the Issuer’s Common Stock. The above summary is qualified by reference to such description and the full text of the Agreement and Plan of Reorganization, which is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

Effective upon the Closing, Mr. Werdelin received 18,674 shares of the Issuer’s Common Stock in exchange for his equity interests in Barkbox and Prehype Ventures LLC received 11,040,385 shares of the Issuer’s Common Stock in exchange for its equity interests in Barkbox. In addition, by virtue of the assumption of outstanding equity awards of Barkbox, Mr. Werdelin holds options to purchase 1,311,385 shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated into this Item 4 by reference.

Mr. Werdelin serves as a member of the Issuer’s board of directors and its Chief Strategy Officer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Person reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

Item 5. Interest in Securities of the Issuer

The information contained in Item 3 and 4 of this Schedule 13D is incorporated into this Item 5 by reference.

(a) and (b) See Items 7-11 and 13 of the cover page of this Statement and Item 2 above.

(c) Except as reported in this Statement, the Reporting Persons have not effected any transactions in the Issuer’s securities within the past 60 days.

(d) Except as reported in this Statement, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is incorporated into this Item 6 by reference.

In connection with the Merger, certain stockholders of Barkbox, including the Reporting Persons entered into lock-up agreements (the “Barkbox Lock-Up Agreement”), pursuant to which they agreed, subject to certain exceptions, not to effect any direct or indirect sale, transfer or other disposition with respect to any shares of Common Stock issued to them in the Merger for a period of twelve months after the Closing, which period may be earlier terminated if the reported closing sale price of the Common Stock equals or exceeds $15.00 per share (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations or other similar transactions) for a period of 20 trading days during any 30-trading-day period commencing at least 150 days following the consummation of the Merger. The foregoing description of the Barkbox Lock-Up Agreement is a summary only and is qualified by reference to such description and the full text of the Barkbox Lock-Up Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

Effective upon the Closing, the Issuer entered into an indemnification agreement (the “Indemnification Agreement”) with each of its directors and executive officers, including Mr. Werdelin. Subject to certain exceptions, the Indemnification Agreement provides that the Issuer will indemnify each of its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Issuer’s directors or officers or any other company or enterprise to which the person provides services at the Issuer’s request. The foregoing description of the Indemnification Agreement is a summary only and is qualified by reference to such description and the full text of the Indemnification Agreement, which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

In his capacity as a member of the Issuer’s board of directors and as its Chief Strategy Officer, Mr. Werdelin may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2021 Equity Incentive Plan (the “Option Plan”), which became effective upon the Closing. The terms and provisions of the Option Plan are described in the Issuer’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on May 3, 2021 and the full text of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

Exhibit 1	Agreement and Plan of Reorganization, dated as of December 16, 2020, by and among Northern Star Acquisition Corp., NSAC Merger Sub Corp. and Barkbox, Inc. (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on December 17, 2020 (SEC File No. 001-39691) and incorporated herein by reference).

Exhibit 2	Form of Barkbox Lock Up Agreement (filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on February 2, 2021 (SEC File No. 333-252603) and incorporated herein by reference).

Exhibit 3	Indemnity Agreement (filed as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on February 2, 2021 (SEC File No. 333-252603) and incorporated herein by reference).

Exhibit 4	2021 Equity Incentive Plan and corresponding form of award agreements thereto (filed as Exhibit 10.10 to the Issuer’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on May 3, 2021 (SEC File No. 333-252603) and incorporated herein by reference).

Exhibit 5	Joint Filing Agreement, dated June 11, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2021

PREHYPE VENTURES LLC

By:	/s/ Henrik Werdelin
Name:	Henrik Werdelin
Title:	Managing Member

HENRIK WERDELIN

By:	/s/ Henrik Werdelin
Henrik Werdelin